UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 4, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation materials related to the fourth quarter

2024 financial results
of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the

registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

February 4, 2025

UBS

Full-year and fourth quarter 2024

Results and investor update

4 February 2025

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the fourth quarter of 2024 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in UBS's Quarterly Report for the fourth quarter of 2024 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

UBS

Agenda

FY24 & 4Q24 results

Investor update

Q&A

Sergio P. Ermotti, Group CEO
Todd Tuckner, Group CFO

2024 key messages

Delivered strong full-year financial performance	Net profit 5.1bn Underlying profit before tax 8.8bn Underlying RoCET1 8.7%
Franchise strength continues to drive client momentum	Group invested assets 6.1trn, +7% YoY, GWM NNA 97bn, AM NNM 45bn, IB underlying revenues +23% YoY, CHF >70bn loans granted or renewed to Swiss clients
On track with integration as we continue to reduce execution risk	Successfully completed Luxembourg, Hong Kong, Singapore and Japan client account migrations in 4Q, NCL RWA (52%) since 2Q23
Maintained strong capital position and a balance sheet for all seasons	CET1 capital ratio of 14.3%, executed USD 1bn of buybacks, USD 0.90 dividend per share (+29% YoY) to be proposed
Investing in our global, diversified model to drive long-term growth	Reorganized and investing in GWM Americas and AM to improve operating leverage and profitability, deploying Group-wide GenAI solutions to drive efficiency and growth

Continued positive operating leverage in 4Q24 on higher revenues and lower costs

Underlying, bn

Revenues



+6%
10.4
11.1
4Q23
4Q24

Operating expenses



(6%)
9.7
9.1
4Q23
4Q24

Profit before tax



+198%
0.6
1.8
4Q23
4Q24

Underlying	4Q24	FY24
PBT	1.8bn	8.8bn
RoCET1	7.2%	8.7%
Cost / income	81.9%	79.5%
Reported		
Net profit	0.8bn	5.1bn
EPS	0.23	1.52

UBS Refer to slide 37 and 38 for details on underlying results

4Q24 net profit at 0.8bn, with integration continuing at pace

Profits

m



Underlying
+198%
592
640
(93)
628
1,768
576
~0.5bn expected in 1Q25[1]
(1,296)
~1.1bn expected in 1Q25
1,047
o/w tax: (268m)
(277)
770
4Q23 PBT
Revenues
CLE
Opex
4Q24 PBT
Non-underlying revenues[2]
Non-underlying expenses[2]
4Q24 reported PBT
Tax expense and NCI
4Q24 net profit

UBS 1 Includes modeled accelerated accretion of PPA adjustments from early unwinds; 2 Refer to slide 37 for details on underlying results and reconciliation to reported results

Global Wealth Management

Underlying

USD m, except where indicated	4Q24	3Q24	4Q23	QoQ	YoY
Total revenues	**5,942**	5,975	5,395	(1%)	**+10%**
Net interest income	1,657	1,590	1,550	+4%	+7%
Recurring net fee income	3,262	3,235	2,900	+1%	+12%
Transaction-based income	1,034	1,140	927	(9%)	+12%
Other income	(11)	10	18		
Credit loss expense / (release)	(14)	2	(8)		
Operating expenses	**4,808**	4,693	4,780	+2%	**+1%**
Profit before tax	**1,147**	1,280	624	(10%)	**+84%**
Profit before tax (reported)	**867**	1,085	280	(20%)	**+210%**
Cost / income ratio	**81%**	79%	89%	+2pp	**(8pp)**
Invested assets, bn	**4,182**	4,259	3,922	(2%)	**+7%**
Deposits, bn	**470**	482	485	(2%)	**(3%)**
Loans, bn	**300**	311	322	(4%)	**(7%)**
RWA, bn	**166**	167	167	(1%)	**(1%)**

Underlying 4Q24 vs. 4Q23

PBT 1,147m, +84%

Total revenues 5,942m, +10% driven by increases in recurring, transaction-based and net interest income; Revenues / RWA 23%[1], +3pp YoY

Credit loss expense 14m release

Operating expenses 4,808m, +1%

Net new assets +17.7bn with inflows in Americas, Switzerland and EMEA, partly offset by fixed-term deposit-driven outflows in APAC; NNFGA +13.3bn, FY24 NNA 97bn

Invested assets 4,182bn, (2%) QoQ driven by negative currency effects, market performance and reclassifications, partly offset by NNA inflows

Net new deposits +2.7bn as sweeps, accounts and call deposit inflows more than offset fixed-term deposit roll-offs

Net new loans (0.8bn) driven by financial resource optimization

UBS

1 Annualized underlying revenues divided by average market, credit, counterparty and non-counterparty risk RWA

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	**4Q24**	3Q24	4Q23	QoQ	**YoY**
Total revenues	**1,810**	1,818	1,833	0%	**(1%)**
Net interest income	994	1,008	1,085	(1%)	(8%)
Recurring net fee income	357	363	332	(1%)	+8%
Transaction-based income	453	419	400	+8%	+13%
Other income	5	29	17		
Credit loss expense / (release)	155	71	74		
Operating expenses	**1,083**	1,088	1,060	0%	**+2%**
Profit before tax	**572**	659	699	(13%)	**(18%)**
Profit before tax (reported)	**524**	728	537	(28%)	**(2%)**
Cost / income ratio	**60%**	60%	58%	0pp	**+2pp**
Deposits, bn	**254**	252	258	+1%	**(1%)**
Loans, bn	**242**	244	252	(1%)	**(4%)**
RWA, bn	**130**	129	130	+1%	**0%**

Underlying 4Q24 vs. 4Q23

PBT 572m, (18%)

Total revenues 1,810m, (1%) as lower NII was largely offset by higher transaction-based and recurring net fee income

Credit loss expense 155m, mainly driven by Stage 3 positions in the Credit Suisse heritage corporate loan book

Operating expenses 1,083m, +2%

Net new deposits +0.4bn

Net new loans (3.9bn), primarily driven by Corporate and Institutional Clients as we price loans to reflect risk and cost of capital

UBS

Asset Management

Underlying

USD m, except where indicated	4Q24	3Q24	4Q23	QoQ	YoY
Total revenues	**766**	873	825	(12%)	**(7%)**
Net management fees	709	755	745	(6%)	(5%)
Performance fees	44	46	52	(3%)	(15%)
Net gain from disposals	13	72	27		
Credit loss expense / (release)	0	0	(1)		
Operating expenses	**543**	636	639	(15%)	**(15%)**
Profit before tax	**224**	237	186	(6%)	**+20%**
Profit before tax (reported)	**128**	151	122	(15%)	**+5%**
Cost / income ratio	**71%**	73%	78%	(2pp)	**(7pp)**
Invested assets, bn	**1,773**	1,797	1,649	(1%)	**+7%**
Net new money, bn	**33**	2	(12)		

Underlying 4Q24 vs. 4Q23

PBT 224m, +20%; +33% excluding net gains from disposals

Total revenues 766m, (7%) mostly due to lower net management fees and lower net gains from disposals

Operating expenses 543m, (15%) driven mainly by lower personnel expenses

Invested assets 1,773bn, (1%) QoQ reflecting currency effects, partly offset by NNM inflows and positive market performance

Net new money 33.4bn, driven by a large institutional inflow in passive equities and inflows into money market

Investment Bank

Underlying

USD m, except where indicated	4Q24	3Q24	4Q23	QoQ	YoY
Total revenues	**2,547**	2,461	1,864	+3%	**+37%**
Global Banking	675	555	566	+21%	+19%
Advisory	260	220	191	+18%	+36%
Capital Markets	415	336	375	+24%	+11%
Global Markets	1,872	1,905	1,298	(2%)	+44%
Execution Services	471	440	351	+7%	+34%
Derivatives & Solutions	679	961	505	(29%)	+34%
Financing	722	504	442	+43%	+63%
Credit loss expense / (release)	63	9	48		
Operating expenses	**2,032**	2,076	2,116	(2%)	**(4%)**
Profit before tax	**452**	377	(300)	+20%	**n.m.**
Profit before tax (reported)	**479**	405	(190)	+18%	**n.m.**
Cost / income ratio	**80%**	84%	114%	(5pp)	**(34pp)**
RWA, bn	**106**	112	110	(5%)	**(3%)**
Return on attributed equity	**10.5%**	8.8%	(7.1%)	+1.6pp	**+17.6pp**

UBS

Underlying 4Q24 vs. 4Q23

PBT 452m with revenues +37%

Global Banking revenues +19%

- Advisory +36%, driven by Americas
- Capital Markets +11%, driven by higher LCM

Global Markets revenues +44%

- Execution Services +34%, driven by Cash Equities
- Derivatives & Solutions +34%, led by FX and Equity Derivatives
- Financing +63%, with increases across all products

Of which:

- Equities 1,444m, +44%
- FRC 428m, +45%

Operating expenses (4%) on lower personnel costs

Non-core and Legacy

Underlying *USD m, except where indicated*	**4Q24**	3Q24	4Q23	QoQ	**YoY**
Total revenues	**(58)**	262	145	n.m.	**n.m.**
Credit loss expense / (release)	6	28	15		
Operating expenses	**541**	567	1,037	(5%)	**(48%)**
Profit before tax	**(606)**	(333)	(907)		
Profit before tax (reported)	**(923)**	(603)	(1,657)		
RWA, bn	**41**	45	74	(8%)	**(44%)**
LRD, bn	**54**	69	169	(22%)	**(68%)**

Underlying 4Q24 vs. 4Q23

PBT (606m)

Total revenues (58m) driven by funding costs

Credit loss expense 6m

Operating expenses 541m, (48%); (15%) QoQ excluding litigation

RWA 41bn, (3bn) QoQ driven by active unwinds in loan and securitized product portfolios

LRD 54bn, (15bn) QoQ driven by HQLA, macro, equity and loan portfolios

A balance sheet for all seasons as a key pillar of our strategy

USD bn, except where indicated	**4Q24**	3Q24	4Q23	**QoQ**	YoY
Total assets	**1,565**	1,624	1,717	(4%)	(9%)
o/w: Cash and balances at central banks	223	243	314	(8%)	(29%)
o/w: Lending assets[1]	599	638	661	(6%)	(9%)
o/w: Fair value assets[2]	476	494	479	(4%)	(1%)
Total liabilities	**1,479**	1,536	1,631	(4%)	(9%)
o/w: Fair value and long-term debt	292	306	328	(5%)	(11%)
o/w: Short-term borrowings	54	62	109	(13%)	(51%)
o/w: Customer deposits	746	776	792	(4%)	(6%)
Total equity	**86**	88	86	(2%)	(1%)
Tangible equity	78	80	78	(2%)	0%
Tangible book value per share (USD)	24.63	25.10	24.34	(2%)	+1%
Credit risk					
Cost of credit risk[3]	15bps	8bps	8bps	+7bps	+6bps
Credit-impaired lending assets as a % of total[1,4]	1.0%	0.9%	0.8%	0.0pp	+0.2pp

USD bn, except where indicated	**4Q24**	3Q24	4Q23	**QoQ**	YoY
Regulatory capital					
CET1 capital	71.4	74.2	78.0	(4%)	(9%)
AT1 capital	16.4	16.8	13.9	(3%)	+18%
TLAC	185.4	194.9	199.0	(5%)	(7%)
RWA	499	519	547	(4%)	(9%)
LRD	1,519	1,608	1,695	(6%)	(10%)
CET1 capital ratio (%)	14.3%	14.3%	14.3%	+3bps	+4bps
CET1 leverage ratio (%)	4.7%	4.6%	4.6%	+8bps	+10bps
Liquidity and funding					
Liquidity coverage ratio (%, average)	188%	199%	216%	(11pp)	(27pp)
Net stable funding ratio (%)	126%	127%	125%	(1pp)	+1pp

4Q24 vs. 3Q24

- Lending assets 599bn, (39bn), primarily reflecting currency effects of (31bn) and negative net new loans in P&C
- Deposits 746bn, (30bn), primarily reflecting currency effects

4Q24 vs. 3Q24

- CET1 capital ratio of 14.3%, flat QoQ
- Maintained strong liquidity position with average LCR of 188% and 332bn of high-quality liquid assets

UBS

1 Consists of Loans and advances to customers and Amounts due from banks; 2 Level 3 assets account for less than 1% of our total balance sheet; 3 CLE (annualized) / average lending assets, gross; 4 Stage 3 and purchased credit impaired-lending assets / total lending assets, gross

Strong execution in 2024, delivering ahead of plan



Underlying RoCET1
Mid-single digit
8.7%
FY24 guidance from 4Q23
FY24 actual
Cumulative gross cost saves
~5.9bn
7.5bn
YE24 guidance from 4Q23
YE24 actual
Non-core and Legacy RWA
63bn
41bn
YE24 based on natural run-off as of 30.9.23
YE24 actual
CET1 capital ratio
~14%
14.3%
Guidance
YE24 actual

UBS

Investor update

Executing on our proven strategy to deliver for all stakeholders

Balance sheet for all seasons

- Balance sheet for all seasons and strong capital position
- Disciplined risk management and resource usage with focus on sustainable growth in asset gathering businesses
- Capital efficient business model with attractive long-term returns

Outstanding client franchises and capabilities

- The largest truly global wealth manager and the leading bank in Switzerland
- Portfolio of leading franchises in Asset Management and the Investment Bank
- Positioned to grow in the largest and fastest growing wealth markets

Strong culture

- Collaborate as one UBS to deliver integrated coverage for clients
- Continuing to innovate and invest for the future
- A place where the best talent is proud to work

Unique globally diversified model focused on asset gathering businesses

Revenue mix by business vs North American and European GSIBs

UBS[1]


~60%
WM + AM

North American & European GSIB average[2]


~20%
WM + AM

Wealth and Asset Management | Personal & Corporate Banking | Investment Bank

Revenue mix by region

UBS[3]


APAC
Americas
EMEA
46bn
Switzerland

UBS

1 FY24 underlying revenues excluding NCL and Group Items; 2 FY20-FY23 average revenues for peers using disclosed reporting segments, excludes trust banks; 3 FY24 underlying revenues by geographic region, split excludes region Global

On track to substantially complete integration by end-2026

2023 – 2024

2025 – 2026

2027+

58%
Gross cost saves achieved

52%
NCL RWA decline[1]

2024 key achievements

- ✓ Completed parent and Swiss bank mergers and established single US IHC
- ✓ Completed IB integration
- ✓ Migrated GWM clients across Luxembourg, Hong Kong, Singapore and Japan
- ✓ Progressed AM portfolio migrations
- ✓ 42% IT apps decommissioned in NCL[1]

Key priorities

- Substantially complete the migration of Swiss Business by year-end 2025, with all remaining Swiss Business by 1Q 2026
- AM portfolio migration complete by end-2025
- Materially complete NCL IT app decommissioning and wind-down by end-2026
- Materially complete IT infrastructure wind-down by year-end 2026

Driving sustainable growth and long-term value creation

UBS

1 Cumulative since 2Q23

Continuing to invest in technology to drive business outcomes

Key priorities

Modernizing technology for a strong foundation	**73%** on public and private cloud achieved	**99.999%** availability maintained	**100k** desktops in Microsoft's largest Cloud VDI deployment
Continuing the integration journey	**800+** business apps decommissioned, 2k+ to go	**16PB** data worked through, 98PB to go	**46k** servers decommissioned, 60k to go
Delivering on digital initiatives across businesses, with high focus on the US	**Advisory** new US cloud-based Advisory trading platform	**Key4** smart investing available in mobile banking app	**#1** FX trading technology[1]
Driving growth with AI	**1.75m** Prompts across all our GenAI tools in 2024	**50k** Microsoft Copilot licenses being rolled out	**13m** Insights delivered to US advisors by advanced analytics platform

UBS

1 The world's best bank for FX trading technology by Euromoney

On track to deliver on our cost and profitability ambitions in our core businesses


Underlying cost / income ratio
GWM
85%
80%
<70%
2H23
FY24
2026 exit rate
P&C
57%
59%
<50%
2H23
FY24
2026 exit rate
AM
78%
73%
<70%
2H23
FY24
2026 exit rate
Underlying RoAE
IB
(5%)
10%
~15%
2H23
FY24
Through-the cycle

UBS

Well placed to balance resiliency, growth and attractive capital returns

1 Balance sheet for all seasons

- ~14% CET1 capital ratio
- >4.0% CET1 leverage ratio

2 Sustainable growth

- Ample capacity for return-accretive growth
- Funded organically from Non-core and Legacy unwind, efficiencies in core businesses and scale

3 Dividends

- USD 0.90 ordinary dividend per share (+29% YoY) to be proposed for FY24
- Accruing for ~10% increase in ordinary dividend per share in 2025
- Committed to progressive dividends

4 Share buybacks

- Delivered USD 1bn of buybacks in 2024
- Plan to repurchase USD 1bn of shares in 1H25 and aim to repurchase an additional up to USD 2bn[1] in 2H25
- Ambition for FY26 buybacks to exceed FY22 levels[1]
- Committed to returning excess capital to shareholders through buybacks

UBS

1 Subject to maintaining our CET1 capital ratio target of ~14%, achieving our financial targets and the absence of material and immediate changes to the current capital regime in Switzerland

Rebuilding profitability and positioning for sustainable growth post-integration



Group underlying return on CET1 capital
Illustrative
Underlying cost / income ratio
72%[1]
91%
80%
<70%
17%
3%
9%
~10%
~13%
~15%
~18%
FY22, reported
2H23
FY24
FY25e
FY26e
2026e exit rate
FY28e, reported

Forward-looking guidance assumes a 14% CET1 ratio; 1 Reported basis

Growth in core business profitability to drive returns

Underlying RoCET1
Illustrative



8.7%
Cost saves + higher volumes and client activity offsetting NII headwinds
Underlying pre-tax loss ex-litigation ~2.2bn
Tax rate ~20%
~10%
Accelerated cost saves, continued business momentum and NII inflection
Underlying pre-tax loss ex-litigation less than 1bn
Tax rate ~23%
~15%
2024
Core businesses
NCL
Tax rate
Capital
2025e
Core businesses
NCL
Tax rate
Capital
2026e exit rate

UBS

Achieved 58% of gross cost save ambition, on track to ~13bn by year-end 2026

Cumulative annualized exit rate gross cost reductions

USD bn/ % of expected cumulative total



~13
~10
7.5
100%
~77%
~58%
YE24
YE25e
YE26e

Underlying operating expenses

USD bn



(~10%) / (~4bn)
~40.6
37.1
36.4
(~17%)
(~6bn)
~32.2
27.4
26.6
FY22 combined cost baseline[1]
3Q24 LTM
FY24
Excl. litigation, variable- and FA-compensation

Cumulative integration-related expenses[2]

USD bn/ % of expected cumulative total



~14
~12.5
9.1
100%
~89%
~65%
YE24
YE25e
YE26e

UBS

Gross cost saves and forward-looking figures based on constant FX rates; **1** Refer to slide 46 for reconciliation of the FY22 combined baseline; **2** Does not include integration-related expenses booked in revenues, which were (6m) in 4Q24, cumulative to date (104m)

GWM – Unrivaled scale with interconnected global franchises

Capitalizing on our long-term strategic advantages

- Size and scale
- Global reach and capabilities
- Differentiated solutions
- Technology and innovation
- Safety and security

Invested assets[1]


Americas
2.1
trn
Switzerland
0.7
trn
EMEA
0.7
trn
APAC
0.7
trn

Americas	Switzerland	EMEA	APAC
Leading in US, #1 Latam	#1	#1	#1

Rankings based on peer disclosure and internal analysis; **1** 31.12.24 invested assets excluding region Global which had 5bn invested assets as of 31.12.24

GWM – Capitalizing on integration and growing the platform

Select 2024 achievements	2025-2026 priorities			Ambitions
	Stay close to clients and grow the platform	**Capitalize on scale through integration**	**Restore US profitability and position for growth**	
4.9bn Underlying PBT	Leverage enhanced solutions and capabilities	Complete client migrations by 1Q26	Invest to improve operating leverage	**>5trn** Invested assets by 2028
+3ppt Revenue / RWA[1], YoY	Deliver OneBank through integrated coverage	Capture cost and revenue synergies	Deepen, broaden, and institutionalize client relationships	**~100bn** NNA in 2025, building to…
>90% CS clients outside of Switzerland migrated onto UBS platforms[2]	Increase advisor productivity through investment in AI	Leverage global footprint to capture wealth migration trends	Extend and leverage capabilities across our client base	**~200bn** NNA per annum by 2028
				<70% Underlying cost / income ratio by 2026 exit rate

UBS

1 FY24 vs. 2H23 annualized, underlying revenues divided by average market, credit, counterparty and non-counterparty risk RWA; 2 Excludes clients of CS entities which will be integrated into UBS

GWM Americas – Strong franchise with upside on profitability

Strong client franchise supported by advice-led solutions

As of 31.12.24

2.1trn
Invested assets

5,968
Advisors

4%
Revenue CAGR FY19-FY24

Taking action to improve operating leverage and profit sustainability

PBT margin



15%
9%
~10%
~13%
~15%
FY19-FY23 avg.
FY24
FY25e
FY26e
FY27e
FY28e+

Key levers

1. Build on strong positioning with UHNW and Family Offices
2. Drive targeted growth in HNW and Core Affluent
3. Continuing to build banking infrastructure
4. Streamlined and strategically aligned structure to drive growth
5. Improve ROI in technology while investing in platforms and feeder channels

GWM Americas – Set to deliver ~15% PBT margin by 2027 (1/2)

1 Build on strong positioning with UHNW and Family Offices (multidisciplinary solution teams)

Revenues per >$100m net worth client, by number of specialist capabilities used



~3x
revenue
multiplier
No capabilities
1-2 capabilities
3+ capabilities

2 Drive targeted growth in HNW and Core Affluent

Invested assets[1]



Illustrative
Affluent
HNW
UHNW
16%
30%
54%
~17%
~33%
~50%
2024
2028 ambition

3 Continuing to build out banking infrastructure

Near term

- Lending and savings deposits growth
- Improving banking product service model for clients and advisors

Long term

- Build out more comprehensive banking offering and delivery model
- Obtain National Charter

UBS

1 Invested asset segmentations based on invested assets with UBS GWM US: UHNW >10m, HNW 2-10m, Affluent <2m

GWM Americas – Set to deliver ~15% PBT margin by 2027 (2/2)

4

Streamlined and strategically aligned structure to drive growth

GWM US

Regions	Regionally aligned client-facing business units to decentralize decision-making
Private Wealth Management	Continued focus and support for FAs driving UHNW business growth
Wealth Advice Center	Adding material scale to further support our Affluent client segments
Feeder channels	Centralize and focus on accelerating client leads and NNA growth
CIO/ National sales	More streamlined delivery of CIO content and solutions

5

Improve ROI in technology while investing in platforms and feeder channels

- Increased frequency of deployments
- Expand use of and leverage AI
- Improve ROI
- Invest in modern tech workforce

Targeted technology investments

FA advisory and support tools

Client experience

P&C – A core pillar of our strategy and reliable partner to the Swiss economy

Select 2024 achievements

- **CHF 2.7bn** Underlying PBT
- **>CHF 70bn** Loans granted or renewed to Swiss clients[2]
- **#1** Best Bank in Switzerland[3]

2025-2026 priorities

Stay close to our clients	Capitalize on integration benefits	Drive productivity and efficiency
Continue providing CHF ~350bn of credit in our home market[1]	Opportunities from enhanced offering	Optimize risk-adjusted returns
Seamless client migration	Remove remaining duplications front-to-back	Dynamic balance sheet management
Expand our digital lead	Capture cost synergies	Deploy AI for top-line growth and efficiency
Go-to bank for entrepreneurs		

Ambitions

- **~19%** Underlying RoAE, medium term
- **<50%** Underlying cost / income ratio by 2026 exit rate

UBS

1 Gross loans in P&C and GWM Switzerland, subject to macro-economic and market conditions; 2 Loans to private clients, corporates and public institutions in P&C and GWM Switzerland; 3 Euromoney and the Banker / the FT, 2024

AM – Driving focused growth and improving operating leverage

Select 2024 achievements	2025-2026 priorities			Ambition
	Deliver differentiated and scalable offering	**Capture alternatives growth opportunity**	**Drive efficiencies and transform the platform**	
45bn NNM	Further scale SMA and Partnership Solutions offerings	Unlock benefits from Unified Global Alternatives (UGA)	Complete CS portfolio migrations	**<70%** Underlying cost / income ratio by 2026 exit rate
286bn AuM[1] In newly launched UGA unit	Build on leading Indexed & ETF and CIG[2] capabilities	Deliver enhanced offering to meet increasing client demand	Rationalize investment offering	
11 Non-strategic divestments since CS acquisition	Build on China onshore presence	Provide GPs with single point of access to full distribution power of UBS	Transform front-to-back model and upgrade technology	

UBS

1 Includes invested assets across Asset Management and Global Wealth Management; 2 Credit Investment Group

IB – Integration complete, unlocking opportunities for long-term value

Select 2024 achievements	2025-2026 priorities			Ambition
	Unlock full value of integration	**Support clients and grow market share**	**Resource discipline**	
Record Market share in Cash Equities[1]	Deliver added products, capabilities, and coverage	Build on market share gains in Global Banking and Cash Equities	Maintain prudent risk discipline	**~15%** Underlying RoAE, through the cycle
39% Underlying revenues from Americas (+5ppts YoY[2])	Leverage enhanced Americas franchise for global growth	Connect with clients through increased stock coverage	Offset FRTB impact to sustain and grow RoAE	
>2x Market share in Global Banking Americas vs 2022[3]	Partner with GWM to deliver OneBank solutions	Positioned for fee pool recovery with robust pipeline	Continued cost discipline and targeted investments	

UBS

1 Market share from a leading third-party benchmarking service; 2 2023 based on regional management reporting; 3 Dealogic

NCL – Run-down well ahead of schedule

Reducing complexity

66%
books closed
since June 2023
Target: >95% by YE26

42%
IT apps decommissioned
since June 2023
Target: 100% by YE26

Underlying operating expenses excl. litigation



bn
~6.1
2.7
~1.8
~0.8
4Q24 annualized: 2.2bn
FY22 combined baseline[1]
FY24
FY25 ambition
2026 exit-rate ambition

Risk-weighted assets



bn
(52%)
Op. Risk
Credit and market risk[2]
86
30
56
41
27
14
~44
~25
~19
~29
~17
~12
~22
~14
~8
2Q23
YE24
1.1.25[3]
YE25 ambition
YE26 ambition

UBS

Forward-looking figures based on constant FX rates; 1 Refer to slide 46 for reconciliation of FY22 baseline; 2 Also including non-counterparty-related RWA; 3 Reflects impact of Basel 3 finalization

Disciplined management of capital, liquidity and funding

4Q24

14.3% Group CET1 capital ratio	**13.5%** Parent bank CET1 capital ratio[1]
185bn Total loss absorbing capacity	**188%** Liquidity coverage ratio
126% Net stable funding ratio	**Up to 1bn** Funding cost efficiencies on track

Capital

- Group CET1 ratio to remain ~14%, total going concern to increase to ~18% by 2029
- 13bn of capital repatriated in 4Q24 to UBS AG; 7bn from Credit Suisse International and 6bn from UBS Americas Holding LLC

Liquidity

- Expect LCR to be below our 4Q24 level, reflecting efficiencies and reduced execution risk

Funding

- Expect to be net negative issuer of HoldCo in 2025
- Expect to maintain our funding presence in OpCo and Covered Bond markets

UBS

1 Estimate for 4Q24, fully applied UBS AG standalone CET1 capital ratio; final figures to be published with 31 December 2024 Pillar 3 Report available on 17 March 2025

Balance sheet optimization funds profitable growth

Risk-weighted assets

bn



CET1 capital ratio
14.3%
14.3%
~14%
Basel III finalization ~1bn
499
8
(7)
o/w:
– FRTB +9bn[1]
– Credit-risk (1)bn
500
~(10)
~15
~5
~0
+ / -
~510
Increases in core businesses expected to be broadly offset by decreases in NCL
YE24
Credit and market risk
Operational risk
1.1.25
NCL market and credit risk[2]
Business growth
Model updates
Operational risk RWA
Markets and FX
YE26e

Forward-looking figures based on constant FX rates; **1** Includes FRTB impact on market risk +6.6bn and CVA related RWA +2.6bn **2** Also including non-counterparty-related RWA

Reiterating our financial targets and long-term ambitions

Financial
targets

~15% Underlying RoCET1 2026 exit rate

<70% Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

Ambitions
long-term

~18% RoCET1, reported by 2028

>5trn GWM invested assets by 2028

UBS

Appendix

UBS Group results

USD m, except where indicated	**4Q24**	3Q24	4Q23	**FY24**	FY23
Total revenues	**11,635**	12,334	10,855	**48,611**	40,834
Negative goodwill					27,264
Credit loss expense / (release)	229	121	136	551	1,037
Operating expenses	10,359	10,283	11,470	41,239	38,806
Operating profit / (loss) before tax	**1,047**	1,929	(751)	**6,821**	28,255
Tax expense / (benefit)	268	502	(473)	1,675	873
of which: current tax expense	1,015	378	69	2,170	1,567
Net profit / (loss) attributable to shareholders	**770**	1,425	(279)	**5,085**	27,366
Diluted EPS (USD)	0.23	0.43	(0.09)	1.52	8.30
Effective tax rate	26%	26%	n.m.	25%	3%
Return on CET1 capital	4.2%	7.6%	(1.4%)	6.7%	41.8%
Return on tangible equity	3.9%	7.3%	(1.4%)	6.5%	40.8%
Cost / income ratio	89%	83%	106%	85%	95%
Total book value per share (USD)	26.80	27.32	26.68	26.80	26.68
Tangible book value per share (USD)	24.63	25.10	24.34	24.63	24.34
Tangible book value per share (CHF)	22.37	21.26	20.49	22.37	20.49

4Q24 overview of financial performance by business division

USD m, except where indicated	UBS Group	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**11,635**	**6,121**	**2,245**	**766**	**2,749**	**(58)**	**(188)**
of which: PPA effects and other integration items[1]	*656*	*200*	*258*		*202*		*(4)*
of which: losses related to investment in an associate	*(80)*	*(21)*	*(59)*				
Total revenues (underlying)	11,059	5,942	2,047	766	2,547	(58)	(184)
Credit loss expense / (release)	229	(14)	175	0	63	6	0
Operating expenses as reported	**10,359**	**5,268**	**1,476**	**639**	**2,207**	**858**	**(88)**
of which: integration-related expenses and PPA effects[2]	*1,255*	*460*	*209*	*96*	*174*	*317*	*(1)*
of which: items related to the Swisscard transactions[3]	*41*		*41*				
Operating expenses (underlying)	9,062	4,808	1,226	543	2,032	541	(88)
Operating profit / (loss) before tax as reported	**1,047**	**867**	**595**	**128**	**479**	**(923)**	**(100)**
Operating profit / (loss) before tax (underlying)	1,768	1,147	646	224	452	(606)	(96)
Underlying cost / income ratio	**81.9%**	**80.9%**	**59.9%**	**70.8%**	**79.8%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**7.2%**						
Underlying return on tangible equity	**6.6%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group; 3 Represents the termination fee to American Express related to the expected sale in 2025 of our 50% holding in Swisscard

FY24 overview of financial performance by business division

USD m, except where indicated	UBS Group	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**48,611**	**24,516**	**9,334**	**3,182**	**10,948**	**1,605**	**(975)**
of which: PPA effects and other integration items[1]	*2,877*	*891*	*1,038*		*989*		*(41)*
of which: losses related to investment in an associate	*(80)*	*(21)*	*(59)*				
Total revenues (underlying)	45,814	23,646	8,355	3,182	9,958	1,605	(933)
Credit loss expense / (release)	551	(16)	404	(1)	97	69	(2)
Operating expenses as reported	**41,239**	**20,608**	**5,741**	**2,663**	**8,934**	**3,512**	**(220)**
of which: integration-related expenses and PPA effects[2]	*4,766*	*1,807*	*749*	*351*	*717*	*1,154*	*(12)*
of which: items related to the Swisscard transactions[3]	*41*		*41*				
Operating expenses (underlying)	36,432	18,802	4,951	2,312	8,217	2,359	(208)
Operating profit / (loss) before tax as reported	**6,821**	**3,924**	**3,189**	**520**	**1,917**	**(1,976)**	**(752)**
Operating profit / (loss) before tax (underlying)	8,831	4,860	3,000	871	1,644	(822)	(723)
Underlying cost / income ratio	**79.5%**	**79.5%**	**59.3%**	**72.7%**	**82.5%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**8.7%**						
Underlying return on tangible equity	**8.5%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group; 3 Represents the termination fee to American Express related to the expected sale in 2025 of our 50% holding in Swisscard

4Q24 Global Wealth Management results by region

Underlying profit before tax
m



Americas
152%
85
214
4Q23
4Q24
Switzerland
23%
304
375
4Q23
4Q24
EMEA
63%
181
296
4Q23
4Q24
APAC
349%
60
271
4Q23
4Q24

4Q24

	Americas	Switzerland	EMEA	APAC
Underlying cost/ income ratio	92%	64%	75%	67%
Invested assets bn	2,109	749	655	665
Net new assets bn	13.7	4.5	1.4	(1.2)

UBS Balances as of quarter-end; 4Q24 includes underlying operating loss before tax of 9m, 5bn invested assets and 0.7bn of NNA outflows, which are not included in the four regions

Maintaining a strong capital position


185.4bn
Gone concern: 97.7bn
Going concern: 87.7bn
o/w CET1
71.4bn
4Q24
37.2%
Gone concern: 19.6%
Going concern: 17.6%
o/w CET1
14.3%
vs. guidance:
~14%
CET1: 10.5%
Going concern: 14.8%
Total loss-absorbing capacity: 25.5%
4Q24
Requirements
RWA
499bn
12.2%
Gone concern: 6.4%
Going concern: 5.8%
o/w CET1
4.7%
vs. guidance:
>4%
CET1: 3.50%
Going concern: 5.00%
Total loss-absorbing capacity: 8.75%
4Q24
Requirements
LRD
1,519bn

UBS Refer to the "Capital Management" section of the 4Q24 report for more information

CET1, RWA and LRD QoQ walk

CET1 capital

bn


(4%)
1.0
74.2
(1.0)
(0.9)
(1.8)
(0.1)
71.4
3Q24
PBT
Current tax expense
Dividends
Currency effects, before tax
Other[1]
4Q24

Risk weighted assets

bn


(4%)
519.4
(8.3)
(0.1)
2.2
0.0
(14.6)
498.5
3Q24
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
4Q24

Leverage ratio denominator

bn


(6%)
1,608.3
(34.2)
3.6
11.3
0.1
(0.7)
(68.9)
1,519.5
3Q24
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Deduction items
Currency effects
4Q24

UBS

1 Includes (0.2bn) from eligible deferred tax assets on temporary differences, and movements related to other items

FY24 RWA YoY walk


Risk-weighted assets
bn
CET1
capital ratio
14.3%
14.3%
547
(15)
0
(33)
499
o/w:
– NCL credit risk (25bn)
– P&C credit risk (5bn)
– GWM credit risk (3bn)
31.12.23
Currency effects
Model updates and methodology changes
Asset size and other
31.12.24

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)[2]	Recognized 2023–2024	Remaining balance to be recognized[3]	Expected future P&L releases at 31.12.24 FX rates	Estimated amortization profile[4] 2025	2026	2027+
GWM	~3.0	(1.3)	~1.8	~1.8	(~0.4)	(~0.4)	(~1.0)
P&C	~4.3	(1.5)	~2.8	~2.7	(~0.7)	(~0.5)	(~1.5)
IB	~2.3	(1.6)	~0.7	~0.7	(~0.4)	(~0.3)	(~0.0)
Total[1]	~9.6	(4.4)	~5.3	~5.2	(~1.5)	(~1.2)	(~2.5)

(3.2bn) from standard accretion and (1.2bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized 2023–2024	Remaining NII expected to be recognized	Expected future P&L releases at 31.12.24 FX rates	Estimated amortization profile[4] 2025	2026	2027+
Elimination of CS's prior cash flow hedge	~1.2	(0.9)	~0.4	~0.4	(~0.3)	(~0.1)	(~0.0)

~0.2bn in GWM and ~0.2bn in P&C

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Opening balance adjusted for perimeter shift between GWM and P&C and treasury allocations; 3 Represented at acquisition date FX rates; 4 Does not include effects from accelerated accretion from early unwinds

Invested asset split

Global Wealth Management
4Q24



4,182bn
4,182bn
Other 17%
Alternatives 5%
MM instruments 6%
Cash 10%
Bonds 14%
Equities 48%
11% Others
9% CHF
9% EUR
71% USD
Asset class
Currency

Asset Management
4Q24



1,773bn
1,773bn
Hedge Funds 3%
Associates 5%
Real Estate & Private Markets 8%
Fixed Income - MM 9%
Multi-asset & Solutions 15%
Fixed Income - other 17%
Equities 43%
10% Other
5% GBP
13% EUR
30% CHF
42% USD
Asset class
Currency

UBS

Revenue and expense currency mix



Total revenues[1]
%
9
10
2
9
70
2
95
3
6
6
6
40
43
15
12
5
5
64
11
8
2
26
53
GWM
P&C
AM
IB
Group



Operating expenses[1]
%
13
3
4
29
51
4
2
88
5
12
5
14
33
35
23
3
22
11
41
15
3
12
1
69
13
3
8
30
46
GWM
P&C
AM
IB
NCL
Group
USD
CHF
GBP
EUR
Other

1 Based on estimated currency splits used for planning purposes

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This report contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may be negatively affected by shifting political circumstances, including increased tension between world powers, terrorist activity, conflicts in the Middle East, as well as the continuing Russia–Ukraine war. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will further widen and intensify, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risks, including the risk that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities than expected. Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if proposed and adopted, may significantly increase our capital requirements or impose other costs on UBS These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberatttack threats; (xvii) restrictions on the ability of UBS Group AG UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event;; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2023. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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